UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of August 2026

001-43033

(Commission File Number)

PULSENMORE LTD.

(Exact name of Registrant as specified in its charter)

8 Omarim St.

Omer 8496500, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

This Form 6-K, excluding the press release attached hereto as Exhibit 99.3, is incorporated by reference into all effective registration statements filed by the registrant under the Securities Act of 1933.

On August 31, 2026, Pulsenmore Ltd. (the “Company”) issued a press release announcing its financial results for the six months ended June 30, 2025. The Company is also publishing its unaudited condensed financial statements, as well as its operating and financial review as of June 30, 2026 and for the six months then ended. Attached hereto are the following exhibits.

99.1	Unaudited Condensed Financial Statements as of June 30, 2026

99.2	Operating and Financial Review as of June 30, 2026 and for the six months then ended

99.3	Press Release dated August 31, 2026

EXHIBIT INDEX

Exhibit No.	Description

99.1	Unaudited Condensed Financial Statements as of June 30, 2026
99.2	Operating and Financial Review as of June 30, 2026 and for the six months then ended
99.3	Press Release, dated August 31, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pulsenmore Ltd.

Date: August 31, 2026	By:	/s/ Eran Hirsh
Eran Hirsh
Chief Financial Officer